Mark R. Levy Phone (303) 295-8073 Fax (303) 975-5386 mlevy@hollandhart.com

May 13, 2005

Confidential

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 4-6

450 Fifth Street

Washington, D.C. 20549

RE:	Exabyte Corporation

Form 10-K For The Fiscal Year Ended December 31, 2004

File No. 000-18033

Dear Ms. Jacobs,

We have reviewed the comments of the Staff relating to the above-referenced Form 10-K filing, as set forth in your letter dated April 26, 2005, and have included the responses of Exabyte Corporation (the Company) to the Staff’s comments herein. The responses correspond in number to the comments set forth in that letter. As appropriate, these responses will be reflected in future filings by the Company.

Item 9A. Controls and Procedures

1.       We note your disclosure that your officers “concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by Exabyte in reports that [you] file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms s of December 31, 2004.” Tell us how your officers concluded with respect to whether your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Rule 13a-15(e) of the Exchange Act.

Exabyte Response

The Company has a Disclosure Committee whose members review financial statement and other disclosures included in regulatory filings for accuracy and completeness. The

Ms. Barbara C. Jacobs May 13, 2005 Page 2

results of these reviews are communicated to the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Company’s CEO holds weekly Senior Management Staff meetings where the Vice President of each functional area presents a summary of current business conditions and issues being addressed by that department. This meeting includes representatives from Sales, Engineering and Quality, Finance, Product Development, Technical Support, Human Resources and Legal. Information discussed in these meetings is considered for financial statement and other disclosure purposes.

Each quarter, prior to the filing of the applicable Form 10-Q, these functional Vice Presidents make similar presentations to the Board of Directors and review those business issues impacting their particular area of the business and the Company as a whole. The information included in these presentations is considered by the Board members and management in their review of our financial statements and SEC filings. These frequent meetings and interactions with members of management responsible for all significant operational areas of the Company ensure that all necessary information is accumulated and communicated to senior management, including the CEO and CFO, on a comprehensive and timely basis to allow for appropriate disclosure in our financial statements and regulatory filings.

In our future filings, we will add a statement in Item 9A that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit to the Commission is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

2.      We note your qualifying statement with respect to the design and operation of your disclosure controls and procedures that “any system of controls. . . can provide only reasonable, and not absolute, assurance.” Your analysis of the effectiveness of your disclosure controls and procedures, however, states that such controls are effective without regard to such qualification. In light of such qualification, please tell us whether your evaluation of the effectiveness of your disclosure controls and procedures is at a reasonable assurance level of certainty. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

Exabyte Response

We will remove the reference to the level of assurance of our disclosure controls and procedures in future filings.

Revenue Recognition, p. F-12

Ms. Barbara C. Jacobs May 13, 2005 Page 3

3.      For arrangements that provide your customers with a right of return and for which you record revenue at the time of shipment, tell us how you determined that you meet the requirements of paragraphs 6 and 8 of SFAS 48. Address, in reasonable detail, each of the identified criteria. As part of your response, provide a schedule of estimated and actual returns, by quarter, for each period presented.

Exabyte Response

Certain resellers have a contractual right to return up to 10% of their purchases in the preceding quarter under stock rotation rights. Under this provision, at the time the reseller requests to return product, it must issue a firm purchase order for new product for an amount equal to, or greater than, the dollar amount of the return (subject to the 10% limitation). We establish an allowance for potential product returns based on historical experience over the prior nine months. Our contracts with these reseller customers do not provide the customer with any special terms or rights related to the potential stock rotation and they are required to pay for the original product shipment in accordance with our normal terms, regardless of the amount of stock rotation, if any.

We believe our accounting is in accordance with SFAS 48 because we satisfy the conditions of paragraph 6 as follows: (a) our price to the reseller is fixed or determinable at the date of the sale (the price of our products is standard for all reseller customers); (b) the reseller has paid, or is obligated to pay pursuant to normal terms and conditions, and the obligation is not contingent on resale of the product to the end user; (c) the reseller’s obligation to us does not change in the event of theft or physical destruction or damage of the new product; (d) the reseller acquiring the product for resale has economic substance apart from us; our reseller customers with right of return privileges are all entities with revenue in excess of $1 billion; (e) we have no obligations for future performance to directly bring about resale of the product by the reseller (i.e. we are under no obligation to assist in the resale of the product); and (f) the amount of future returns can be reasonably estimated based on historical experience over an extended period of time.

Our ability to make a reasonable estimate of future returns is not impaired by the various factors set forth in paragraph 8 of SFAS 48, as follows: (a) we have maintained a record of our return history since the inception of these programs in 1994; (b) technological change has not impacted our ability to forecast since our products are similar from a functional standpoint, have relatively long lives and the allowable return period is short (i.e., a maximum of three months); (c) as noted above, qualifying reseller customers may only return 10% of their purchases made in the preceding calendar quarter, provided that they purchase new product in an equal or greater amount at the time of the return; and (d) we consummate a large volume of homogeneous transactions with our resellers each quarter. Resellers reorder regularly based on their

Ms. Barbara C. Jacobs May 13, 2005 Page 4

internally defined reorder points, as well as the status of their current inventory on hand. This information is provided to us on a biweekly basis.

We have included with this letter a schedule of estimated and actual returns, by quarter, for the three years ended December 31, 2004.

4.      We note that you offer your reseller channel customers inventory price protection, stock rotation rights and short-term marketing and consumer rebate programs. Supplementally explain the general terms of each of these programs. Tell us how you determined that you are able to reasonably and reliably estimate the amount of credits to be granted at the time of sale. Tell us what factors are considered in your analysis and provide a schedule of estimated allowance and actual incentives granted, by quarter, for each period presented.

Exabyte Response

The terms and conditions of our customers’ stock rotation rights are discussed in our response to Item 3 above. We are also obligated to provide price protection to resellers when we decrease the selling price of products for the purpose of increasing unit sales or discontinuing a product. Price protection payments are infrequent and were not material during the three years ended December 31, 2004. Short-term marketing and consumer rebate programs are generally contractual obligations or are negotiated with the customer on a quarterly basis, and provide marketing funds or volume-based rebates to the resellers. We record credits for these items based on the contractual obligations (generally a percentage of purchases by the reseller) on a monthly basis, or when rebates are negotiated with the reseller on a quarterly basis. Since these credits are based on a percentage of product purchases and/or are negotiated during the applicable accounting and financial reporting period, we are able to reasonably estimate our remaining obligation under these programs at any financial reporting date.

We have included with this letter a schedule of estimated and actual credits for sales programs and incentives granted, by quarter, for the three years ended December 31, 2004.

*	*	*	*	*

In addition to the above responses, the Company acknowledges the following:

•     Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•     The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly address any questions or further comments related to the foregoing to the undersigned, counsel for the Company, at (303) 295-8073.

Sincerely yours,

/s/ Mark R. Levy

Mark R. Levy

of Holland & Hart LLP

Enclosure

cc:	Carroll A. Wallace, Exabyte Corporation

Amy Bowler, Holland & Hart LLP

Steve Schenbeck, Ehrhardt Keefe Steiner & Hottman PC

Matthew Kosmicki, PricewaterhouseCoopers LLP

Enclosure